Exhibit 99.1

August 11, 2022	TSX | NYSE | LSE: WPM
Vancouver, British Columbia
Designated News Release

SECOND QUARTER 2022 FINANCIAL RESULTS

Wheaton Precious Metals Announces Second Quarter Results for 2022

“Throughout the first half of 2022, we have focused on optimizing our portfolio and further enhancing our financial flexibility in order to ensure that we are well positioned to respond to accretive growth opportunities and continue creating value for our shareholders,” said Randy Smallwood, President and Chief Executive Officer of Wheaton Precious Metals. “While not without its challenges, our diverse portfolio once again delivered strong operating cash flow and an attractive dividend yield, highlighting the resiliency of the streaming model to the inflationary pressures currently being felt across the global economy. Furthermore, we are pleased with our continued progress and leadership on sustainability initiatives as highlighted in our third annual Sustainability Report.”

Second Quarter 2022 Highlights:

●	Over $300 million in revenue and $206 million in operating cash flow, resulting in a cash balance of $449 million and no debt as at June 30, 2022.
●	$149 million in adjusted net earnings[1].
●	Announced the proposed termination of the Keno Hill precious metal purchase agreement (“PMPA”) for $135 million.
●	Subsequent to the quarter, Wheaton added a sustainability-linked element in connection with the extension to its existing undrawn US$2 billion revolving credit facility.
●	Recognized as one of the Best 50 Corporate Citizens in Canada by Corporate Knights.
●	Declared quarterly dividend[1] of $0.15 per common share, consistent with the comparable period in 2021.

Operational Overview

(all figures in US dollars unless otherwise noted)	Q2 2022	Q2 2021	Change	YTD 2022	YTD 2021	Change
Units produced
Gold ounces	68,365	90,072	(24.1)%	146,419	168,601	(13.2)%
Silver ounces	6,537	6,529	0.1%	12,770	13,294	(3.9)%
Palladium ounces	3,899	5,301	(26.4)%	8,387	11,070	(24.2)%
Cobalt pounds	136	380	(64.1)%	371	1,542	(76.0)%
Gold equivalent ounces [2]	162,569	190,272	(14.6)%	333,265	387,028	(13.9)%
Units sold
Gold ounces	84,337	90,090	(6.4)%	162,238	165,194	(1.8)%
Silver ounces	5,848	5,600	4.4%	11,401	12,257	(7.0)%
Palladium ounces	3,378	3,869	(12.7)%	7,453	9,000	(17.2)%
Cobalt pounds	225	395	(43.0)%	736	527	39.7%
Gold equivalent ounces [2]	170,371	176,502	(3.5)%	336,436	348,773	(3.5)%
Revenue	$302,922	$330,393	(8.3)%	$610,166	$654,512	(6.8)%
Net earnings	$149,074	$166,124	(10.3)%	$306,542	$328,126	(6.6)%
Per share	$0.330	$0.369	(10.6)%	$0.679	$0.729	(6.9)%
Adjusted net earnings [1]	$149,285	$161,626	(7.6)%	$307,292	$322,760	(4.8)%
Per share [1]	$0.331	$0.359	(7.8)%	$0.681	$0.718	(5.1)%
Operating cash flows	$206,359	$216,415	(4.6)%	$416,899	$448,569	(7.1)%
Per share [1]	$0.457	$0.481	(5.0)%	$0.924	$0.997	(7.3)%

All amounts in thousands except gold, palladium & gold equivalent ounces, and per share amounts.

Revised Annual and Long-Term Production Guidance

Given the proposed termination of the Keno Hill PMPA, lower production from Stillwater due to severe weather and flooding in the state of Montana in June as well as lower than expected production at Salobo, Wheaton is lowering production guidance. Wheaton’s estimated attributable production for 2022 is now forecast to be approximately 640,000 to 680,000 gold equivalent ounces2 (“GEOs”). For the five-year period ending December 31, 2026, average annual production is expected to increase to 820,000 GEO’s2, primarily due to anticipated continued production growth from Salobo, Stillwater, Constancia, and Voisey’s Bay as well as incremental production ounces from Marmato, Blackwater, Toroparu, Marathon, the Copper World Complex (formerly referred to as Rosemont) and Santo Domingo towards the latter end of the forecast period. Average forecast production for the ten-year period ending December 31, 2031, is expected to now be 870,000 GEO’s2 and includes incremental production from the Kutcho project and the Victor mine in Sudbury. Vale S.A. has indicated the potential for an additional expansion after the completion of the current Salobo III expansion, but Wheaton does not currently include this in its forecast.

2022 Production Guidance Forecast

	Original Guidance	Updated Guidance
Gold Ounces	350,000 to 380,000	300,000 to 320,000
Silver Ounces (‘000s)	23,000 to 24,500	22,500 to 24,000
Other Metals[2] (GEOs)	44,000 to 48,000	35,000 to 40,000
Total GEOs[2]	700,000 to 760,000	640,000 to 680,000
Long-Term Forecast
5-Year Annual Average (GEOs)[2]	850,000	820,000
10-Year Annual Average (GEOs)[2]	910,000	870,000

Financial Review

Revenues

Revenue was $303 million in the second quarter of 2022 representing an 8% decrease from the second quarter of 2021 due primarily to a 5% decrease in the average realized gold equivalent² price; and a 3% decrease in the number of GEOs² sold.

Revenue was $610 million in the six months ended June 30, 2022, representing a 7% decrease from the comparable period of the previous year due primarily to a 4% decrease in the number of gold equivalent² ounces sold; and a 3% decrease in the average realized gold equivalent² price.

Cash Costs and Margin

Average cash costs¹ in the second quarter of 2022 were $440 per GEO² as compared to $444 in the second quarter of 2021. This resulted in a cash operating margin¹ of $1,338 per GEO² sold, a decrease of 6% as compared with the second quarter of 2021.

Average cash costs¹ for the six months ended June 30, 2022 were $431 per GEO² as compared to $451 in the comparable period of the previous year. This resulted in a cash operating margin¹ of $1,383 per GEO² sold, a decrease of 3% as compared with the comparable period of the previous year.

Balance Sheet (at June 30, 2022)

●	Approximately $449 million of cash on hand.
●

Subsequent to the quarter, the Company extended its existing undrawn $2 billion revolving term loan (the “Revolving Facility”) with its maturity date now July 18, 2027. As part of the extension, Wheaton added a sustainability-linked element which impacts the interest rate paid on drawn amounts and standby fees.

●	The Company is well positioned to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive mineral stream interests.

Second Quarter Asset Highlights

Salobo: In the second quarter of 2022, Salobo produced 34,100 ounces of attributable gold, a decrease of approximately 39% relative to the second quarter of 2021, primarily due to lower throughput and grades. According to Vale S.A.’s Production and Sales 2Q22 report (“Vale”), mine movement saw continued improvement throughout the quarter, but concentrate production was negatively impacted by plant performance due to delays in ramp-up after planned and corrective maintenance. Vale expects further maintenance work to continue in the second half of 2022.

As per Vale’s Second Quarter 2022 Performance Report, Vale outlines the Salobo lll Project progress including the start of commissioning activities at the primary crushing and stockpile areas. In addition, Vale notes that the remediation work for the January 2022 landslide has been completed. Vale reports that physical completion of the Salobo III mine expansion was 95% at the end of the second quarter.

Antamina: In the second quarter of 2022, Antamina produced 1.4 million ounces of attributable silver, a decrease of approximately 11% relative to the second quarter of 2021, primarily due to lower grades as per the mine plan.

Constancia: In the second quarter of 2022, Constancia produced 600,000 ounces of attributable silver and 8,000 ounces of attributable gold, an increase of approximately 25% and 46%, respectively, relative to the second quarter of 2021, with the increases being primarily due to the mining of higher-grade material associated with the Pampacancha deposit.

Sudbury: In the second quarter of 2022, Vale’s Sudbury mines produced 7,200 ounces of attributable gold, an increase of approximately 58% relative to the second quarter of 2021, primarily due to higher throughput as during 2021, operations at the mine were suspended due to a labour dispute which lasted from June 1 to August 9, 2021.

Stillwater: In the second quarter of 2022, the Stillwater mines produced 2,200 ounces of attributable gold and 3,900 ounces of attributable palladium, a decrease of approximately 27% for gold and 26% for palladium relative to the second quarter of 2021. As per Sibanye-Stillwater Limited’s news release dated August 11, 2022, regional floods impacted the Stillwater operations on June 13, 2022, including damage to bridges and the access road to the Stillwater mine. Operations at the Stillwater mine, which accounts for 60% of the mined production from the Stillwater operations, were suspended for seven weeks, but resumed on July 29, 2022. Access to the East Boulder mine and the Columbus metallurgical facilities remains intact and both facilities continued operating during the flooding events.

San Dimas: In the second quarter of 2022, San Dimas produced 10,000 ounces of attributable gold, a decrease of approximately 12% relative to the second quarter of 2021, primarily the result of mining lower grade material. According to First Majestic Silver Corp.’s (“First Majestic”) Q2 production report, underground development for stope preparation and ventilation within the Perez vein is progressing and forecast to be ready for initial production in August. Furthermore, First Majestic reports that improving dilution controls at San Dimas and prioritizing long-hole stoping of the Jessica and Regina veins is anticipated to improve ore grade and overall production in the second half of 2022.

Other Gold: In the second quarter of 2022, total Other Gold attributable production was 6,800 ounces, a decrease of approximately 32% relative to the second quarter of 2021, primarily due to the lower throughput and grades at 777, which closed as of June 2022.

Voisey’s Bay: In the second quarter of 2022, the Voisey’s Bay mine produced 136,000 pounds of attributable cobalt, a decrease of approximately 64% relative to the second quarter of 2021, primarily due to lower throughput resulting from a scheduled maintenance shut down coupled with lower grades during the ongoing transitional period between the depletion of the Ovoid open-pit mine and ramp-up to full production of the Voisey’s Bay underground project. As per Vale’s Second Quarter 2022 Performance Report, physical completion of the Voisey’s Bay underground mine extension was 74% at the end of the second quarter. Civil works continue for the balance of facilities, with civil completion planned by the end of 2022.

Development Assets

Copper World Complex (formerly referred to as Rosemont): On June 8, 2022, Hudbay Minerals Inc. (“Hudbay”) announced the results of the preliminary economic assessment (“PEA”) of its 100%-owned Copper World Complex in Arizona, which includes the recently discovered Copper World deposits along with the Rosemont deposit. The PEA highlights a two-phase mine plan, with Phase I reflecting a standalone operation on private land and patented mining claims over a 16-year mine life. Phase II expands mining activities onto federal land and extends the mine life to 44 years. In addition, Hudbay is evaluating several opportunities to optimize the project, including the potential to expand Phase I beyond 16 years with additions to the company’s private land package for tailings and waste rock storage and the potential to accelerate Phase II if federal permits are received earlier than as outlined in the PEA. As per the PEA, Hudbay anticipates the Phase 1 feasibility study and permits should be completed by the end of 2023, with a sanctioning decision by Hudbay in 2024, and construction expected to take three years.

Fenix: On June 28, 2022, Rio2 Limited (“Rio2”) provided an update on the Fenix Gold environmental assessment process. The Environmental Assessment Service (“SEA”) published the Consolidation Evaluation Report with the recommendation to reject the Environmental Impact Assessment (“EIA”) as it has been alleged that Fenix Gold has not provided enough information during the evaluation process to eliminate adverse impacts over the chinchilla, guanaco, and vicuña. On July 5, 2022, Rio2 announced that the Regional Evaluation Commission has voted for not approving the EIA for its Fenix Gold project in Chile. Following this decision, Rio2 provided a further update on July 11, 2022, stating that Rio2 along with its Chilean environmental and legal advisor, are currently evaluating options to continue to advance the project.

Portfolio Optimization

Keno Hill: On July 5, 2022, Hecla Mining Company (“Hecla”) announced a definitive agreement for Hecla to acquire all of the outstanding common shares of Alexco Resource Corp. (“Alexco”). In conjunction with this agreement, the Company has entered into an agreement with Hecla to terminate the Keno Hill PMPA in exchange for $135 million of Hecla common stock, conditional upon the completion of Hecla’s acquisition of Alexco and other customary approvals.

Produced But Not Yet Delivered3 and Inventory

As at June 30, 2022, payable ounces and pounds attributable to the Company produced but not yet delivered amounted to:

●	61,200 payable gold ounces, a decrease of 20,200 ounces during Q2 2022, primarily due to decreases at the Salobo and Sudbury mines.
●	3.7 million payable silver ounces, a decrease of 0.2 million ounces during Q2 2022 primarily due to decreases at the Peñasquito and Yauliyacu mines.
●	6,300 payable palladium ounces, an increase of 700 ounces during Q2 2022.

●	280,000 payable cobalt pounds, a decrease of 270 thousand pounds during Q2 2022.

As of June 30, 2022, approximately 582,000 pounds of cobalt were held in inventory by Wheaton, an increase of 172,000 pounds during Q2 2022.

Detailed mine-by-mine production and sales figures can be found in the Appendix to this press release and in Wheaton’s consolidated MD&A in the ‘Results of Operations and Operational Review’ section.

Sustainability

Recognized as One of the Best 50 Corporate Citizens in Canada: Wheaton was named to the Corporate Knights’ 2022 list of the Best 50 Corporate Citizens in Canada. Corporate Knights has been producing global corporate and fund rankings for 20 years. Wheaton was selected from a pool of 332 Canadian companies – each evaluated on a set of 24 environmental, social and governance indicators, relative to their industry peers and using publicly available information. The Best 50 Corporate Citizens sets the standard for sustainability leadership in Canada.

Sustainability-Linked Revolving Credit Facility: Wheaton has added a sustainability-linked element in connection with the extension to its existing undrawn US$2 billion revolving credit facility, underscoring Wheaton’s commitment to sustainability initiatives. Under the renewed revolving credit facility, the interest rate paid on drawn amounts and standby fees will be adjusted based upon Wheaton’s performance in three sustainability-related areas including climate change, diversity and overall sustainability performance.

Published third Annual Sustainability Report: On May 24, 2022, Wheaton published its third annual Sustainability Report. Highlights of the report include establishment of a formal ESG strategy with targets and commitments across several material ESG topics and significant enhancement of disclosure around climate change (including inaugural reporting of our Scope 3 financed emissions associated with our Mining Partners).

Webcast and Conference Call Details

A conference call and webcast will be held on Friday, August 12, 2022 starting at 8:00am PT / 11:00 am ET to discuss these results. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US:	1-888-664-6383
Dial from outside Canada or the US:	1-416-764-8650
Pass code:	06939369
Live webcast:	Webcast URL

The accompanying slideshow will also be available in PDF format on the ‘Events’ page of the Wheaton Precious Metals website before the conference call.

The conference call will be recorded and available until August 19, 2022 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-888-390-0541
Dial from outside Canada or the US:	1-416-764-8677
Pass code:	939369 #
Archived webcast:	Webcast URL

This earnings release should be read in conjunction with Wheaton Precious Metals’ MD&A and Financial Statements, which are available on the Company’s website at www.wheatonpm.com and have been posted on SEDAR at www.sedar.com.

Mr. Wes Carson, P.Eng., Vice President, Mining Operations is a “qualified person” as such term is defined under National Instrument 43-101, and have reviewed and approved the technical information disclosed in this news release.

Wheaton Precious Metals believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is located on the Wheaton Precious Metals website at http://www.wheatonpm.com/Company/corporate-governance/default.aspx.

About Wheaton Precious Metals Corp. and Outlook

Wheaton is the world’s premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors commodity price leverage and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton is committed to strong ESG practices and giving back to the communities where Wheaton and its mining partners operate. Wheaton creates sustainable value through streaming for all of its stakeholders.

In accordance with Wheaton Precious Metals™ Corp.’s (“Wheaton Precious Metals”, “Wheaton” or the “Company”) MD&A and financial statements, reference to the Company and Wheaton includes the Company’s wholly owned subsidiaries.

End Notes

1 Please refer to non-IFRS measures at the end of this press release. Dividends declared in the referenced calendar quarter, relative to the financial results of the prior quarter. Details of the dividend can be found in the Wheaton’s news release date August 11, 2022, titled “Wheaton Precious Metals Declares Quarterly Dividend.”

2 Commodity price assumptions for the gold equivalent production and sales in 2022 are $1,800 / ounce gold, $24 / ounce silver, and $2,100 / ounce palladium and $33 / pound cobalt. Other metal includes palladium and cobalt.

3 Payable gold, silver and palladium ounces and cobalt pounds produced but not yet delivered are based on management estimates only and rely upon information provided by the owners and operators of mining operations and may be revised and updated in future periods as additional information is received.

Condensed Interim Consolidated Statements of Earnings

	Three Months Ended June 30		Six Months Ended June 30

(US dollars and shares in thousands, except per share amounts - unaudited)	2022	2021	2022	2021

Sales	$302,922	$330,393	$610,166	$654,512

Cost of sales

Cost of sales, excluding depletion	$74,943	$78,445	$144,936	$157,228

Depletion	65,682	70,308	123,084	140,482

Total cost of sales	$140,625	$148,753	$268,020	$297,710

Gross margin	$162,297	$181,640	$342,146	$356,802

General and administrative expenses	9,685	8,904	19,089	18,639

Share based compensation	1,608	7,978	11,509	9,608

Donations and community investments	1,160	1,583	1,973	2,188

Earnings from operations	$149,844	$163,175	$309,575	$326,367

Other (income) expense	(820)	(3,420)	(650)	(3,301)

Earnings before finance costs and income taxes	$150,664	$166,595	$310,225	$329,668

Finance costs	1,389	1,357	2,811	2,930

Earnings before income taxes	$149,275	$165,238	$307,414	$326,738

Income tax (expense) recovery	(201)	886	(872)	1,388

Net earnings	$149,074	$166,124	$306,542	$328,126

Basic earnings per share	$0.330	$0.369	$0.679	$0.729

Diluted earnings per share	$0.330	$0.368	$0.678	$0.728

Weighted average number of shares outstanding

Basic	451,524	450,088	451,221	449,800

Diluted	452,359	451,203	452,123	450,869

Condensed Interim Consolidated Balance Sheets

	As at June 30	As at December 31
(US dollars in thousands - unaudited)	2022	2021

Assets

Current assets

Cash and cash equivalents	$448,626	$226,045

Accounts receivable	13,550	11,577

Other	16,160	12,102

Total current assets	$478,336	$249,724

Non-current assets

Mineral stream interests	$5,841,478	$5,905,797

Early deposit mineral stream interests	45,342	34,741

Mineral royalty interest	6,606	6,606

Long-term equity investments	60,799	61,477

Convertible notes receivable	-	17,086

Property, plant and equipment	4,814	5,509

Other	11,320	15,211

Total non-current assets	$5,970,359	$6,046,427

Total assets	$6,448,695	$6,296,151

Liabilities

Current liabilities

Accounts payable and accrued liabilities	$9,546	$13,935

Current portion of performance share units	11,989	14,807

Current portion of lease liabilities	824	813

Other	97	136

Total current liabilities	$22,456	$29,691

Non-current liabilities

Lease liabilities	1,619	2,060

Deferred income taxes	236	100

Performance share units	4,517	11,498

Pension liability	3,066	2,685

Total non-current liabilities	$9,438	$16,343

Total liabilities	$31,894	$46,034

Shareholders’ equity

Issued capital	$3,729,300	$3,698,998

Reserves	12,273	47,036

Retained earnings	2,675,228	2,504,083

Total shareholders’ equity	$6,416,801	$6,250,117

Total liabilities and shareholders’ equity	$6,448,695	$6,296,151

Condensed Interim Consolidated Statements of Cash Flows

	Three Months Ended June 30		Six Months Ended June 30

(US dollars in thousands - unaudited)	2022	2021	2022	2021

Operating activities

Net earnings	$149,074	$166,124	$306,542	$328,126

Adjustments for

Depreciation and depletion	66,080	70,775	123,875	141,424

Interest expense	24	32	50	294

Equity settled stock based compensation	1,498	1,307	2,839	2,632

Performance share units	(18,137)	(10,258)	(9,577)	(9,952)

Pension expense	271	265	429	416

Income tax expense (recovery)	201	(886)	872	(1,388)

Loss (gain) on fair value adjustment of share purchase warrants held	154	194	897	1,145

Fair value (gain) loss on convertible note receivable	-	(3,388)	1,380	(4,626)

Investment income recognized in net earnings	(549)	(95)	(743)	(97)

Other	42	103	(1,472)	694

Change in non-cash working capital	7,365	(7,803)	(8,553)	(9,775)

Cash generated from operations before income taxes and interest	$206,023	$216,370	$416,539	$448,893

Income taxes recovered (paid)	(80)	(21)	(112)	(51)

Interest paid	(25)	(29)	(51)	(370)

Interest received	441	95	523	97

Cash generated from operating activities	$206,359	$216,415	$416,899	$448,569

Financing activities

Bank debt repaid	$-	$-	$-	$(195,000)

Credit facility extension fees	(2)	(1,673)	(2)	(1,673)

Share purchase options exercised	1,777	743	7,549	5,536

Lease payments	(202)	(173)	(402)	(387)

Dividends paid	(117,117)	(103,549)	(117,117)	(103,549)

Cash (used for) generated from financing activities	$(115,544)	$(104,652)	$(109,972)	$(295,073)

Investing activities

Mineral stream interests	$(15,549)	$(64,771)	$(60,801)	$(215,790)

Early deposit mineral stream interests	-	-	(750)	(750)

Mineral royalty interest	-	(10)	-	(3,571)

Acquisition of long-term investments	(2,633)	(2,377)	(22,768)	(2,377)

Proceeds on disposal of long-term investments	-	-	-	112,188

Dividends received	108	-	220	-

Other	(89)	(386)	(125)	(520)

Cash (used for) generated from investing activities	$(18,163)	$(67,544)	$(84,224)	$(110,820)

Effect of exchange rate changes on cash and cash equivalents	$(189)	$65	$(122)	$87

Increase in cash and cash equivalents	$72,463	$44,284	$222,581	$42,763

Cash and cash equivalents, beginning of period	376,163	191,162	226,045	192,683

Cash and cash equivalents, end of period	$448,626	$235,446	$448,626	$235,446

Summary of Units Produced

	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020

Gold ounces produced ²

Salobo	34,129	44,883	48,235	55,205	55,590	46,622	62,854	63,408

Sudbury [3]	7,212	5,362	4,379	148	4,563	7,004	6,659	3,798

Constancia	8,042	6,311	9,857	8,533	5,525	2,453	3,929	3,780

San Dimas [4]	10,044	10,461	13,714	11,936	11,478	10,491	11,652	9,228

Stillwater [5]	2,171	2,497	2,664	2,949	2,962	3,041	3,290	3,176

Other

Minto	2,480	4,060	3,506	1,703	3,206	2,638	789	1,832

777 [6]	3,509	4,003	4,462	4,717	5,035	6,280	2,866	5,278

Marmato	778	477	479	433	1,713	-	-	-

Total Other	6,767	8,540	8,447	6,853	9,954	8,918	3,655	7,110

Total gold ounces produced	68,365	78,054	87,296	85,624	90,072	78,529	92,039	90,500

Silver ounces produced [2]

Peñasquito	2,089	2,219	2,145	2,180	2,026	2,202	2,014	1,992

Antamina	1,379	1,268	1,366	1,548	1,558	1,577	1,930	1,516

Constancia	584	506	578	521	468	406	478	430

Other

Los Filos [7]	23	42	37	17	26	31	6	17

Zinkgruvan	739	577	482	658	457	420	515	498

Yauliyacu	756	637	382	372	629	737	454	679

Stratoni [8]	-	-	129	18	164	165	185	156

Minto	25	45	44	25	33	21	16	15

Neves-Corvo	345	344	522	362	408	345	420	281

Aljustrel	292	287	325	314	400	474	440	348

Cozamin	169	186	213	199	183	230	-	-

Marmato	8	11	7	10	39	-	-	-

Keno Hill [9]	48	20	30	44	55	27	-	-

777 [6]	80	91	96	81	83	130	51	96

Total Other	2,485	2,240	2,267	2,100	2,477	2,580	2,087	2,090

Total silver ounces produced	6,537	6,233	6,356	6,349	6,529	6,765	6,509	6,028

Palladium ounces produced ²

Stillwater [5]	3,899	4,488	4,733	5,105	5,301	5,769	5,672	5,444

Cobalt pounds produced ²

Voisey’s Bay	136	234	381	370	380	1,162 [10]	-	-

GEOs produced [11]	162,569	170,696	184,551	183,012	190,272	196,756	185,436	177,230

SEOs produced [11]	12,193	12,802	13,841	13,726	14,270	14,757	13,908	13,292

Average payable rate [2]

Gold	95.1%	95.2%	96.0%	96.0%	95.8%	95.0%	95.2%	95.3%

Silver	85.5%	86.2%	86.0%	86.6%	86.9%	86.6%	86.3%	86.1%

Palladium	94.6%	92.7%	92.2%	94.5%	95.0%	91.6%	93.6%	94.0%

Cobalt	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	n.a.	n.a.

GEO [11]	90.2%	90.5%	91.4%	91.3%	91.8%	90.7%	91.2%	91.2%

1)	All figures in thousands except gold and palladium ounces produced.
2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures and payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures and payable rates may be updated in future periods as additional information is received.

3)

Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests. Operations at the Sudbury mines were suspended from June 1, 2021 to August 9, 2021 as a result of a labour disruption by unionized employees.

4)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Effective April 1, 2020, the fixed gold to silver exchange ratio was revised to 90:1, with the 70:1 ratio being reinstated on October 15, 2020. For reference, attributable silver production from prior periods is as follows: Q2-2022 - 382,000 ounces; Q1-2022 - 408,000 ounces; Q4-2021 - 544,000 ounces; Q3-2021 - 472,000 ounces; Q2-2021 - 467,000 ounces; Q1-2021 - 429,000 ounces; Q4-2020 - 485,000 ounces; Q3-2020 - 420,000 ounces.

5)	Comprised of the Stillwater and East Boulder gold and palladium interests.
6)

Operations at 777 were temporarily suspended from October 11, 2020 to November 25, 2020 as a result of an incident that occurred on October 9th during routine maintenance of the hoist rope and skip. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.

7)

Operations at Los Filos were suspended from September 3, 2020 to December 23, 2020 as the result of an illegal road blockade by members of the nearby Carrizalillo community and had been temporarily suspended from June 22, 2021 to July 26, 2021 as the result of illegal blockades by a group of unionized employees and members of the Xochipala community.

8)	The Stratoni mine was placed into care and maintenance during Q4-2021.
9)	On June 22, 2022, Alexco elected to temporarily suspend milling operations for five to six months to focus on advancing underground development at Keno Hill.
10)

Effective January 1, 2021, the Company was entitled to cobalt production from the Voisey’s Bay mine. As per the Voisey’s Bay PMPA with Vale, Wheaton is entitled to any cobalt processed at the Long Harbour Processing Plant as of January 1, 2021, resulting in reported production in the first quarter of 2021 including some material produced at the Voisey’s Bay mine in the previous quarter.

11)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $24.00 per ounce silver; $2,100 per ounce palladium; and $33.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2022.

Summary of Units Sold

	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020

Gold ounces sold

Salobo	48,515	42,513	47,171	35,185	57,296	51,423	53,197	59,584

Sudbury [2]	7,916	3,712	965	1,915	6,945	3,691	7,620	7,858

Constancia	7,431	10,494	6,196	8,159	2,321	1,676	3,853	4,112

San Dimas	10,633	10,070	15,182	11,346	11,214	10,273	11,529	9,687

Stillwater [3]	2,626	2,628	2,933	2,820	2,574	3,074	3,069	3,015

Other

Minto	2,806	3,695	2,462	1,907	2,359	2,390	1,540	-

777	3,629	4,388	4,290	5,879	5,694	2,577	5,435	5,845

Marmato	781	401	423	438	1,687	-	-	-

Total Other	7,216	8,484	7,175	8,224	9,740	4,967	6,975	5,845

Total gold ounces sold	84,337	77,901	79,622	67,649	90,090	75,104	86,243	90,101

Silver ounces sold

Peñasquito	2,096	2,188	1,818	2,210	1,844	2,174	1,417	1,799

Antamina	1,177	1,468	1,297	1,502	1,499	1,930	1,669	1,090

Constancia	494	644	351	484	295	346	442	415

Other

Los Filos	41	42	17	12	42	27	-	19

Zinkgruvan	650	355	346	354	355	293	326	492

Yauliyacu	817	44	551	182	601	1,014	15	580

Stratoni	(2)	133	42	41	167	117	169	134

Minto	21	31	27	24	29	26	20	-

Neves-Corvo	167	204	259	193	215	239	145	201

Aljustrel	123	145	133	155	208	257	280	148

Cozamin	148	177	174	170	168	173	-	-

Marmato	11	8	8	10	35	-	-	-

Keno Hill	30	27	24	51	33	12	-	-

777	75	87	69	99	109	49	93	121

Total Other	2,081	1,253	1,650	1,291	1,962	2,207	1,048	1,695

Total silver ounces sold	5,848	5,553	5,116	5,487	5,600	6,657	4,576	4,999

Palladium ounces sold

Stillwater [3]	3,378	4,075	4,641	5,703	3,869	5,131	4,591	5,546

Cobalt pounds sold

Voisey’s Bay	225	511	228	131	395	132	-	-

GEOs sold [4]	170,371	166,065	157,439	149,862	176,502	172,271	152,613	163,218

SEOs sold [4]	12,778	12,455	11,808	11,240	13,238	12,920	11,446	12,241

Cumulative payable units PBND [5]

Gold ounces	61,198	81,365	84,989	80,819	66,238	70,072	70,555	75,750

Silver ounces	3,684	3,920	4,200	3,845	3,802	3,738	4,486	3,437

Palladium ounces	6,267	5,535	5,629	5,619	6,822	5,373	5,597	4,616

Cobalt pounds	280	550	596	637	777	820	-	-

GEO [4]	122,758	150,170	158,477	150,317	139,145	141,206	136,894	126,968

SEO [4]	9,207	11,263	11,886	11,274	10,436	10,590	10,267	9,523

Inventory on hand

Cobalt pounds	582	410	657	488	134	132	-	-

1)	All figures in thousands except gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $24.00 per ounce silver; $2,100 per ounce palladium; and $33.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2022.

5)

Payable gold, silver and palladium ounces as well as cobalt pounds produced but not yet delivered (“PBND”) are based on management estimates. These figures may be updated in future periods as additional information is received.

Results of Operations

The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Three Months Ended June 30, 2022

	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit) [3]		Average Depletion ($‘s Per Unit)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	34,129	48,515		$1,872		$416		$334	$90,842	$54,462	$70,649	$2,407,579

Sudbury [4]	7,212	7,916		1,867		400		1,090	14,780	2,983	11,613	294,485

Constancia	8,042	7,431		1,872		412		271	13,915	8,838	10,686	98,930

San Dimas	10,044	10,633		1,872		624		260	19,910	10,520	13,280	161,350

Stillwater	2,171	2,626		1,872		340		429	4,917	2,897	4,024	217,530

Other [5]	6,767	7,216		1,868		727		57	13,478	7,823	8,529	419,696

	68,365	84,337		$1,872		$465		$369	$157,842	$87,523	$118,781	$3,599,570

Silver

Peñasquito	2,089	2,096		$22.47		$4.36		$3.57	$47,102	$30,488	$37,963	$306,742

Antamina	1,379	1,177		22.47		4.42		7.06	26,448	12,934	21,242	561,383

Constancia	584	494		22.47		6.08		6.35	11,101	4,958	7,784	198,672

Other [6]	2,485	2,081		21.91		7.44		5.74	45,577	18,148	30,198	577,944

	6,537	5,848		$22.27		$5.61		$5.28	$130,228	$66,528	$97,187	$1,644,741

Palladium

Stillwater	3,899	3,378		$2,132		$408		$399	$7,203	$4,477	$5,825	$229,855

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$4,852

Cobalt

Voisey’s Bay	136	225		$34.01		$6.86		$10.40	$7,649	$3,769	$13,797	$362,460

Operating results									$302,922	$162,297	$235,590	$5,841,478

Other
General and administrative										$(9,685)	$(8,379)
Share based compensation										(1,608)	(18,161)
Donations and community investments										(1,160)	(1,135)
Finance costs										(1,389)	(1,011)
Other										820	(465)
Income tax										(201)	(80)

Total other										$(13,223)	$(29,231)	$607,217

										$149,074	$206,359	$6,448,695

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.
5)

Comprised of the operating 777, Minto and Marmato gold interests as well as the non-operating Copper World Complex (formerly referred to as Rosemont), Santo Domingo, Blackwater, Fenix, Goose, Marathon and Curipamba gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.

6)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Neves-Corvo, Aljustrel, Minto, Keno Hill, Cozamin, Marmato and 777 silver interests as well as the non-operating Loma de La Plata, Stratoni, Pascua-Lama, Copper World Complex (formerly referred to as Rosemont), Blackwater and Curipamba silver interests. The Stratoni mine was placed into care and maintenance during Q4-2021. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On June 22, 2022, Alexco elected to temporarily suspend milling operations for five to six months to focus on advancing underground development at Keno Hill.

On a gold equivalent and silver equivalent basis, results for the Company for the three months ended June 30, 2022 were as follows:

Three Months Ended June 30, 2022

	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [3]	Cash Operating Margin ($‘s Per Ounce) [4]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)

Gold equivalent basis [5]	162,569	170,371	$1,778	$ 440	$ 1,338	$ 386	$ 952

Silver equivalent basis [5]	12,193	12,778	$23.71	$ 5.87	$ 17.84	$ 5.14	$ 12.70

1)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $24.00 per ounce silver; $2,100 per ounce palladium; and $33.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2022.

Three Months Ended June 30, 2021

	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)	Average Cash Cost ($‘s Per Unit) [3]	Average Depletion ($‘s Per Unit)	Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	55,590	57,296	$1,798	$412	$374	$103,039	$58,015	$79,426	$2,468,716

Sudbury [4]	4,563	6,945	1,817	400	1,024	12,618	2,725	10,262	310,120

Constancia	5,525	2,321	1,798	408	315	4,174	2,496	3,227	104,310

San Dimas	11,478	11,214	1,798	618	322	20,167	9,627	13,242	175,275

Stillwater	2,962	2,574	1,798	326	397	4,629	2,769	3,791	222,069

Other [5]	9,954	9,740	1,814	559	125	17,666	11,007	12,238	65,296

	90,072	90,090	$1,801	$450	$390	$162,293	$86,639	$122,186	$3,345,786

Silver

Peñasquito	2,026	1,844	$26.65	$4.29	$3.55	$49,133	$34,682	$41,223	$336,314

Antamina	1,558	1,499	26.63	5.39	7.53	39,903	20,545	31,013	601,117

Constancia	468	295	26.65	6.02	7.56	7,865	3,858	6,088	212,197

Other [6]	2,477	1,962	26.78	8.39	5.20	52,554	25,893	34,132	608,588

	6,529	5,600	$26.69	$6.11	$5.40	$149,455	$84,978	$112,456	$1,758,216

Palladium

Stillwater	5,301	3,869	$2,797	$503	$442	$10,822	$7,164	$8,876	$237,407

Cobalt

Voisey’s Bay	380	395	$19.82	$4.41	$8.17	$7,823	$2,859	$2,052	$222,106

Operating results						$330,393	$181,640	$245,570	$5,563,515

Other
General and administrative							$(8,904)	$(8,573)
Share based compensation							(7,978)	(16,926)
Donations and community investments							(1,583)	(1,075)
Finance costs							(1,357)	(978)
Other							3,420	(1,582)

Income tax							886	(21)

Total other							$(15,516)	$(29,155)	$417,951

							$166,124	$216,415	$5,981,466

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)

Comprised of the operating Minto, 777 and Marmato gold interests as well as the non-operating Copper World Complex gold interest (formerly referred to as Rosemont). On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.

7)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto, Keno Hill, 777, Marmato and Cozamin silver interests as well as the non-operating Loma de La Plata, Copper World Complex (formerly referred to as Rosemont) and Pascua-Lama silver interests. The Stratoni mine was placed into care and maintenance during Q4-2021. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On June 22, 2022, Alexco elected to temporarily suspend milling operations for five to six months to focus on advancing underground development at Keno Hill.

On a gold equivalent and silver equivalent basis, results for the Company for the three months ended June 30, 2021 were as follows:

Three Months Ended June 30, 2021

	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [3]	Cash Operating Margin ($‘s Per Ounce) [4]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)

Gold equivalent basis [5]	190,272	176,502	$1,872	$ 444	$ 1,428	$ 398	$ 1,030

Silver equivalent basis [5]	14,270	13,238	$24.96	$ 5.93	$ 19.03	$ 5.31	$ 13.72

1)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $24.00 per ounce silver; $2,100 per ounce palladium; and $33.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2022.

Six Months Ended June 30, 2022

	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit) [3]		Average Depletion ($‘s Per Unit)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	79,012	91,028		$1,872		$416		$334	$170,407	$102,147	$132,517	$2,407,579

Sudbury [4]	12,574	11,628		1,865		400		1,091	21,689	4,354	17,038	294,485

Constancia	14,353	17,925		1,872		412		271	33,555	21,308	26,168	98,930

San Dimas	20,505	20,703		1,872		621		260	38,756	20,528	25,901	161,350

Stillwater	4,668	5,254		1,872		335		429	9,835	5,823	8,078	217,530

Other [5]	15,307	15,700		1,865		750		40	29,275	16,871	17,351	419,696

	146,419	162,238		$1,871		$470		$346	$303,517	$171,031	$227,053	$3,599,570

Silver

Peñasquito	4,308	4,284		$23.30		$4.36		$3.57	$99,829	$65,874	$81,151	$306,742

Antamina	2,647	2,645		23.37		4.71		7.06	61,806	30,680	49,001	561,383

Constancia	1,090	1,138		23.39		6.08		6.34	26,614	12,484	19,697	198,672

Other [6]	4,725	3,334		22.89		6.93		4.88	76,311	36,946	54,073	577,944

	12,770	11,401		$23.21		$5.36		$5.04	$264,560	$145,984	$203,922	$1,644,741

Palladium

Stillwater	8,387	7,453		$2,246		$400		$399	$16,736	$10,781	$13,755	$229,855

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$4,852

Cobalt

Voisey’s Bay	371	736		$34.43		$6.09		$8.85	$25,353	$14,350	$17,269	$362,460

Operating results									$610,166	$342,146	$461,999	$5,841,478

Other
General and administrative										$(19,089)	$(23,506)
Share based compensation										(11,509)	(18,161)
Donations and community investments										(1,973)	(1,565)
Finance costs										(2,811)	(2,088)
Other										650	333

Income tax										(872)	(113)

Total other										$(35,604)	$(45,100)	$607,217

										$306,542	$416,899	$6,448,695

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.
5)

Comprised of the operating 777, Minto and Marmato gold interests as well as the non-operating Copper World Complex (formerly referred to as Rosemont), Santo Domingo, Blackwater, Fenix, Goose, Marathon and Curipamba gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.

8)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Neves-Corvo, Aljustrel, Minto, Keno Hill, Cozamin, Marmato and 777 silver interests as well as the non-operating Loma de La Plata, Stratoni, Pascua-Lama, Copper World Complex (formerly referred to as Rosemont), Blackwater and Curipamba silver interests. The Stratoni mine was placed into care and maintenance during Q4-2021. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On June 22, 2022, Alexco elected to temporarily suspend milling operations for five to six months to focus on advancing underground development at Keno Hill.

On a gold equivalent and silver equivalent basis, results for the Company for the six months ended June 30, 2022 were as follows:

Six Months Ended June 30, 2022

	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [3]	Cash Operating Margin ($‘s Per Ounce) [4]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)

Gold equivalent basis [5]	333,265	336,436	$1,814	$ 431	$ 1,383	$ 366	$1,017

Silver equivalent basis [5]	24,995	25,233	$24.18	$ 5.74	$ 18.44	$ 4.88	$13.56

1)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $24.00 per ounce silver; $2,100 per ounce palladium; and $33.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2022.

Six Months Ended June 30, 2021

	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)	Average Cash Cost ($‘s Per Unit) [3]	Average Depletion ($‘s Per Unit)	Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	102,212	108,719	$1,797	$412	$374	$195,395	$109,962	$150,590	$2,468,716

Sudbury [4]	11,567	10,636	1,815	400	1,024	19,306	4,156	15,480	310,120

Constancia	7,978	3,997	1,797	408	315	7,184	4,294	5,553	104,310

San Dimas	21,969	21,487	1,797	615	322	38,617	18,477	25,404	175,275

Stillwater	6,003	5,648	1,797	327	397	10,150	6,059	8,300	222,069

Other [5]	18,872	14,707	1,813	582	83	26,667	16,885	18,093	65,296

	168,601	165,194	$1,800	$450	$382	$297,319	$159,833	$223,420	$3,345,786

Silver

Peñasquito	4,228	4,018	$26.41	$4.29	$3.55	$106,116	$74,621	$88,879	$336,314

Antamina	3,135	3,429	26.39	5.27	7.53	90,485	46,603	71,604	601,117

Constancia	874	641	26.41	6.02	7.56	16,936	8,229	13,076	212,197

Other [6]	5,057	4,169	26.34	8.93	5.78	109,800	48,482	73,230	608,588

	13,294	12,257	$26.38	$6.23	$5.63	$323,337	$177,935	$246,789	$1,758,216

Palladium

Stillwater	11,070	9,000	$2,566	$460	$442	$23,097	$14,978	$18,960	$237,407

Cobalt

Voisey’s Bay	1,542	527	$20.42	$4.55	$8.17	$10,759	$4,056	$1,086	$222,106

Operating results						$654,512	$356,802	$490,255	$5,563,515

Other
General and administrative							$(18,639)	$(21,236)
Share based compensation							(9,608)	(16,926)
Donations and community investments							(2,188)	(1,573)
Finance costs							(2,930)	(2,207)
Other							3,301	307

Income tax							1,388	(51)

Total other							$(28,676)	$(41,686)	$417,951

							$328,126	$448,569	$5,981,466

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)

Comprised of the operating Minto, 777 and Marmato gold interests as well as the non-operating Copper World Complex gold interest (formerly referred to as Rosemont). On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.

6)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto, Keno Hill, 777, Marmato and Cozamin silver interests as well as the non-operating Loma de La Plata, Copper World Complex (formerly referred to as Rosemont) and Pascua-Lama silver interests. The Stratoni mine was placed into care and maintenance during Q4-2021. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On June 22, 2022, Alexco elected to temporarily suspend milling operations for five to six months to focus on advancing underground development at Keno Hill.

On a gold equivalent and silver equivalent basis, results for the Company for the six months ended June 30, 2021 were as follows:

Six Months Ended June 30, 2021

	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [3]	Cash Operating Margin ($‘s Per Ounce) [4]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)

Gold equivalent basis [5]	387,028	348,773	$1,877	$ 451	$ 1,426	$ 403	$ 1,023

Silver equivalent basis [5]	29,027	26,158	$25.02	$ 6.01	$ 19.01	$ 5.37	$ 13.64

1)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $24.00 per ounce silver; $2,100 per ounce palladium; and $33.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2022.

Non-IFRS Measures

Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis; and (iv) cash operating margin.

i.

Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of non-cash impairment charges (reversals) (if any), non-cash fair value (gains) losses and other one-time (income) expenses as well as the reversal of non-cash income tax expense (recovery) which is offset by income tax expense (recovery) recognized in the Statements of Shareholders’ Equity and OCI, respectively. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended June 30		Six Months Ended June 30

(in thousands, except for per share amounts)	2022	2021	2022	2021

Net earnings	$149,074	$166,124	$306,542	$328,126

Add back (deduct):
(Gain) loss on fair value adjustment of share purchase warrants held	154	194	897	1,145
(Gain) loss on fair value adjustment of convertible notes receivable	-	(3,388)	1,380	(4,626)
Income tax expense (recovery) recognized in the Statement of Shareholders’ Equity	(292)	(463)	500	1,107
Income tax expense (recovery) recognized in the Statement of OCI	349	(479)	155	(2,616)
Other	-	(362)	(2,182)	(376)

Adjusted net earnings	$149,285	$161,626	$307,292	$322,760

Divided by:
Basic weighted average number of shares outstanding	451,524	450,088	451,221	449,800
Diluted weighted average number of shares outstanding	452,359	451,203	452,123	450,869

Equals:

Adjusted earnings per share - basic	$0.331	$0.359	$0.681	$0.718
Adjusted earnings per share - diluted	$0.330	$0.358	$0.680	$0.716

ii.

Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended June 30		Six Months Ended June 30

(in thousands, except for per share amounts)	2022	2021	2022	2021

Cash generated by operating activities	$206,359	$216,415	$416,899	$448,569

Divided by:
Basic weighted average number of shares outstanding	451,524	450,088	451,221	449,800
Diluted weighted average number of shares outstanding	452,359	451,203	452,123	450,869

Equals:
Operating cash flow per share - basic	$0.457	$0.481	$0.924	$0.997
Operating cash flow per share - diluted	$0.456	$0.480	$0.922	$0.995

iii.

Average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis is calculated by dividing the total cost of sales, less depletion, by the ounces or pounds sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis.

	Three Months Ended June 30		Six Months Ended June 30

(in thousands, except for gold and palladium ounces sold and per unit amounts)	2022	2021	2022	2021

Cost of sales	$140,625	$148,753	$268,020	$297,710
Less: depletion	(65,682)	(70,308)	(123,084)	(140,482)

Cash cost of sales	$74,943	$78,445	$144,936	$157,228

Cash cost of sales is comprised of:
Total cash cost of gold sold	$39,189	$40,543	$76,321	$74,318
Total cash cost of silver sold	32,834	34,216	61,149	76,375
Total cash cost of palladium sold	1,378	1,946	2,980	4,137
Total cash cost of cobalt sold	1,542	1,740	4,486	2,398

Total cash cost of sales	$74,943	$78,445	$144,936	$157,228

Divided by:
Total gold ounces sold	84,337	90,090	162,238	165,194
Total silver ounces sold	5,848	5,600	11,401	12,257
Total palladium ounces sold	3,378	3,869	7,453	9,000
Total cobalt pounds sold	225	395	736	527

Equals:
Average cash cost of gold (per ounce)	$465	$450	$470	$450
Average cash cost of silver (per ounce)	$5.61	$6.11	$5.36	$6.23
Average cash cost of palladium (per ounce)	$408	$503	$400	$460
Average cash cost of cobalt (per pound)	$6.86	$4.41	$6.09	$4.55

iv.

Cash operating margin is calculated by subtracting the average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis from the average realized selling price of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

     The following table provides a reconciliation of cash operating margin.

	Three Months Ended June 30		Six Months Ended June 30

(in thousands, except for gold and palladium ounces sold and per unit amounts)	2022	2021	2022	2021

Total sales:
Gold	$157,842	$162,293	$303,517	$297,319
Silver	$130,228	$149,455	$264,560	$323,337
Palladium	$7,203	$10,822	$16,736	$23,097
Cobalt	$7,649	$7,823	$25,353	$10,759
Divided by:
Total gold ounces sold	84,337	90,090	162,238	165,194
Total silver ounces sold	5,848	5,600	11,401	12,257
Total palladium ounces sold	3,378	3,869	7,453	9,000
Total cobalt pounds sold	225	395	736	527

Equals:
Average realized price of gold (per ounce)	$1,872	$1,801	$1,871	$1,800
Average realized price of silver (per ounce)	$22.27	$26.69	$23.21	$26.38
Average realized price of palladium (per ounce)	$2,132	$2,797	$2,246	$2,566
Average realized price of cobalt (per pound)	$34.01	$19.82	$34.43	$20.42
Less:
Average cash cost of gold [1] (per ounce)	$(465)	$(450)	$(470)	$(450)
Average cash cost of silver [1] (per ounce)	$(5.61)	$(6.11)	$(5.36)	$(6.23)
Average cash cost of palladium [1] (per ounce)	$(408)	$(503)	$(400)	$(460)
Average cash cost of cobalt [1] (per pound)	$(6.86)	$(4.41)	$(6.09)	$(4.55)

Equals:
Cash operating margin per gold ounce sold	$1,407	$1,351	$1,401	$1,350
As a percentage of realized price of gold	75%	75%	75%	75%
Cash operating margin per silver ounce sold	$16.66	$20.58	$17.85	$20.15
As a percentage of realized price of silver	75%	77%	77%	76%
Cash operating margin per palladium ounce sold	$1,724	$2,294	$1,846	$2,106
As a percentage of realized price of palladium	81%	82%	82%	82%
Cash operating margin per cobalt pound sold	$27.15	$15.41	$28.34	$15.87
As a percentage of realized price of cobalt	80%	78%	82%	78%

 1) Please refer to non-IFRS measure (iii), above.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For more detailed information, please refer to Wheaton’s MD&A available on the Company’s website at www.wheatonpm.com and posted on SEDAR at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton’s PMPA counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of commodities, the estimation of future production from Mining Operations (including in the estimation of production, mill throughput, grades, recoveries and exploration potential), the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations, the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA counterparties at mineral stream interests owned by Wheaton (the “Mining Operations”), the payment of upfront cash consideration to counterparties under PMPAs, the satisfaction of each party’s obligations in accordance with PMPAs and royalty arrangements and the receipt by the Company of precious metals and cobalt production in respect of the applicable Mining Operations under PMPAs or other payments under royalty arrangements, the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton, future payments by the Company in accordance with PMPAs, the costs of future production, the estimation of produced but not yet delivered ounces, the impact of epidemics (including the COVID-19 virus pandemic), including the potential heightening of other risks, future sales of common shares under the ATM program, continued listing of the Company’s common shares, any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs, including any acceleration of payments, projected increases to Wheaton’s production and cash flow profile, projected changes to Wheaton’s production mix, the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company, the ability to sell precious metals and cobalt production, confidence in the Company’s business structure, the Company’s assessment of taxes payable and the impact of the CRA Settlement for years subsequent to 2010, possible domestic audits for taxation years subsequent to 2016 and international audits, the Company’s assessment of the impact of any tax reassessments, the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement, the Company’s climate change and environmental commitments, and assessments of the impact and resolution of various legal and tax matters, including but not limited to audits. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to the satisfaction of each party’s obligations in accordance with the terms of the Company’s PMPAs or royalty arrangements, risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all), risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic (including the COVID-19 virus pandemic), risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with the exploration, development, operating, expansion and improvement of the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as plans continue to be refined), the absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the Mining Operations, uncertainty in the estimation of production from Mining Operations, uncertainty in the accuracy of mineral reserve and mineral resource estimation, the ability of each party to satisfy their obligations in accordance with the terms of the PMPAs, the estimation of future production from Mining Operations, Wheaton’s interpretation of, compliance with or application of, tax laws and regulations or accounting policies and rules being found to be incorrect, any challenge or reassessment by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings, assessing the impact of the CRA Settlement (including whether there will be any material change in the Company’s facts or change in law or jurisprudence), potential implementation of a 15% global minimum tax, counterparty credit and liquidity, mine operator concentration, indebtedness and guarantees, hedging, competition, claims and legal proceedings against Wheaton or the Mining Operations, security over underlying assets, governmental regulations, international operations of Wheaton and the Mining Operations, exploration, development, operations, expansions and improvements at the Mining Operations, environmental regulations, climate change, Wheaton and the Mining Operations ability to obtain and maintain necessary licenses, permits, approvals and rulings, Wheaton and the Mining Operations ability to comply with applicable laws, regulations and permitting requirements, lack of suitable supplies, infrastructure and employees to support the Mining Operations, inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries), uncertainties of title and indigenous rights with respect to the Mining Operations, environmental, social and governance matters, Wheaton and the Mining Operations ability to obtain adequate financing, the Mining Operations ability to complete permitting, construction, development and expansion, global financial conditions, Wheaton’s acquisition strategy and other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s Annual Information Form available on SEDAR at www.sedar.com, Wheaton’s Form 40-F for the year ended December 31, 2021 and Form 6-K filed March 31, 2022 both on file with the U.S. Securities and Exchange Commission on EDGAR (the “Disclosure”). Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation): that there will be no material adverse change in the market price of commodities, that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates, that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate, that each party will satisfy their obligations in accordance with the PMPAs, that Wheaton will continue to be able to fund or obtain funding for outstanding commitments, that Wheaton will be able to source and obtain accretive PMPAs, that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic (including the COVID-19 virus pandemic), that any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally, without such response requiring any prolonged closure of the Mining Operations or having other material adverse effects on the Company and counterparties to its PMPAs, that the trading of the Company’s common shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE, that the trading of the Company’s common shares will not be suspended, and that the net proceeds of sales of common shares, if any, will be used as anticipated, that expectations regarding the resolution of legal and tax matters will be achieved (including ongoing CRA audits involving the Company), that Wheaton has properly considered the interpretation and application of Canadian tax law to its structure and operations, that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, that Wheaton’s application of the CRA Settlement is accurate (including the Company’s assessment that there will be no material change in the Company’s facts or change in law or jurisprudence), and such other assumptions and factors as set out in the Disclosure. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made, reflects Wheaton’s management’s current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.

For further information, please contact:

Patrick Drouin

Investor Relations

Wheaton Precious Metals Corp.

Tel: 1-844-288-9878

Email: info@wheatonpm.com

Website: www.wheatonpm.com